SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CALCITECH LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G17580104

(CUSIP Number)

June 30, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☒    Rule 13d-1(c)
☐    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G17580104	SCHEDULE 13G

1)	Name of Reporting Person Envirinvest Ltd.

2)	Check the Appropriate Box if a Member of a Group

	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Citizenship or Place of Organization

Nevis, West Indes

Number of Shares Beneficially Owned by Each Reporting Person With:		5)	Sole Voting Power:	0

		6)	Shared Voting Power:	22,573,943

		7)	Sole Dispositive Power:	0

		8)	Shared Dispositive Power:	22,573,943

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

22,573,943

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row (9)

12.16%

12)	Type of Reporting Person

CO

CUSIP No. G17580104	SCHEDULE 13G

1)	Name of Reporting Person Nicholas Plumbridge

2)	Check the Appropriate Box if a Member of a Group

	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:		5)	Sole Voting Power:	0

		6)	Shared Voting Power:	22,573,943

		7)	Sole Dispositive Power:	0

		8)	Shared Dispositive Power:	22,573,943

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

22,573,943

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)	Percent of Class Represented by Amount in Row (9)

12.16%

12)	Type of Reporting Person

OO

SCHEDULE 13G

CUSIP No.  G17580104

ITEM 1(a).
Name of Issuer.

CALCITECH LTD . (the “Company”)

ITEM 1(b).
Address of Issuer’s Principal Executive Offices.

10 Route De L’Aeroport
1215 Geneva 5
Switzerland

ITEM 2(a).
Names of Persons Filing.

1)
Envirinvest Ltd., a Nevis corporation; and

2)
Mr. Nicholas Plumbridge (the “Manager”), who is director of Envirinvest Ltd. and is responsible for the management of assets held by Envirinvest Ltd.

ITEM 2(b).
Address of Principal Business Office.

The address of the principal business office of Envirinvest Ltd. is Memorial Square, PO Box 556, Charleston, Nevis, West Indies. The address of the Manager is 20 Hunsbury Close, West Hunsbury, Northampton NN4 9UE, United Kingdom.

ITEM 2(c).
Citizenship or Place of Organization.

(i)
Envirinvest Ltd. – a Nevis corporation

(ii)
Nicholas Plumbridge – United Kingdom

ITEM 2(d).
Title of Class of Securities.

This Statement pertains to the shares of common stock, $0.001 par value, of CalciTech Ltd.

ITEM 2(e).
CUSIP Number.

G17580104

ITEM 3.
If this statement is filed pursuant to Sections 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

N/A

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)		A non-U.S. institution in accordance with Section 13d-1(b)(ii)(J);
(k)	[ ]	Group, in accordance with Section 13d-1(b)(1)(ii)(K).

ITEM 4.
Ownership.

During 2002, Envirinvest Ltd. purchased 1,482,680 shares in the Company in a series of market purchases and private placement with an average cost of $0.35 per share. In January 2005, Envirinvest Ltd. purchased a further 1,824,050 shares in the Company in exchange for $456,000 in a private placement. During February 2009, Envirinvest Ltd. converted 50% of its debenture note held in the Company in exchange for 19,267,213 shares with a value of $1,830,000.

Envirinvest has full responsibility and discretion to manage the assets held by it. Envirinvest Ltd. may be deemed to be the beneficial owner of the 22,573,943 shares as a result of its voting and dispositive power over the 22,573,943 shares beneficially owned by it.

The Manager may be deemed to beneficially own an aggregate of 22,573,943 shares as a result of their voting and dispositive power over the 22,573,943 shares beneficially owned by Envirinvest Ltd.  As such, the Manager may be deemed to control Envirinvest Ltd. and therefore may be deemed to be the beneficial owners of the securities reported in this Schedule 13G.

A.
Envirinvest Ltd.

(a)
Amount beneficially owned – 22,573,943

(b)
Percent of class:  12.16%.  The percentages reported in this Schedule 13G are based on 185,639,086 Common Shares outstanding as of December 31, 2008, as reported directly by the Company in its Form 20-F/A filed with the Securities and Exchange Commission on June 30, 2009.

(c)
Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote:   0

(ii)
Shared power to vote or to direct the vote:   22,573,943

(iii)
Sole power to dispose or to direct the disposition:    0

(iv)
Shared power to dispose or to direct the disposition: 22,573,943

B.

Nicholas Plumbridge

(a)
Amount beneficially owned – 22,573,943

(b)
Percent of class:  12.16%.  The percentages reported in this Schedule 13G are based on 185,639,086 Common Shares outstanding as of December 31, 2008, as reported directly by the Company in its Form 20-F/A filed with the Securities and Exchange Commission on June 30, 2008.

(c)
Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote:   0

(ii)
Shared power to vote or to direct the vote:   22,573,943

(iii)
Sole power to dispose or to direct the disposition:    0

(iv)
Shared power to dispose or to direct the disposition:  22,573,943

ITEM 5.
Ownership of Five Percent or Less of a Class.

N/A

ITEM 6.
Ownership of More than Five Percent on Behalf of Another Person.

The partners, members or stockholders of each of the Reporting Persons, other than the Principals and the Manager, have the right to participate in the receipt of dividends from or proceeds from the sale of, the securities held for the account of such Reporting Person in accordance with their ownership interests in such Reporting Person.  The Reporting Persons disclaim beneficial ownership in the securities as a Registered Investment Adviser and affiliates of a Registered Investment Adviser.

ITEM 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

ITEM 8.
Identification and Classification of Members of the Group.

See Item 2.

ITEM 9.
Notice of Dissolution of Group.

N/A

ITEM 10.
Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of the 20th day of October, 2009.

ENVIRINVEST LTD.

By: /s/ Nicholas Plumbridge
Name: Nicholas Plumbridge
Title: Director – Envirinvest Ltd.

/s/ Nicholas Plumbridge
Nicholas Plumbridge

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.001 par value, of CalciTech Ltd. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 20th day of October, 2009.

Date: 26/10/09	ENVIRINVEST LTD.

/s/ Nicholas Plumbridge
Nicholas Plumbridge, Director

/s/ Nicholas Plumbridge
Nicholas Plumbridge, individual